UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            Sforza Enterprises, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   818793 20 0
                                 (CUSIP Number)

                               Joseph C. Visconti

                                 With a copy to:

  Ralph V. De Martino, Esq. 1818 N Street NW, Suite 400 Washington, D.C. 20036
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 22, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                           Joseph C. Visconti
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                           (a) [  ]
                           (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
                           Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                           [   ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
--------------------------------------------------------------------------------
            NUMBER OF               7      SOLE VOTING POWER
             SHARES                             4,268 Shares
          BENEFICIALLY              --------------------------------------------
            OWNED BY                8       SHARED VOTING POWER
              EACH                            114,000 SHARES
            REPORTING               --------------------------------------------
             PERSON                 9       SOLE DISPOSITIVE POWER
              WITH                              4,268 SHARES
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                              114,000 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                    118,268 SHARES
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                    [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.92%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
                           IN


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                                                                    Page 3 of 5


ITEM 1.  Security and Issuer

         The title of the class of securities to which this filing relates is common stock, par value $.01 per share (the "Common Stock"), of Sforza Enterprises, Inc., a Florida corporation, (the "Company"). The Company's principal executive office is located at 490 East Palmetto Park Road, Suite 110, Boca Raton, Florida 33432.

ITEM 2. Identity and Background.

     (a) This statement is filed by Joseph C. Visconti (the "undersigned").

     (b) The principal business address of the undersigned is c/o Joseph Charles & Associates, Inc., 2500 N. Military Trail, Suite 300, Boca Raton, FL 33431.

     (c) The undersigned's principal occupation is President and indirect principal shareholder of Joseph Charles & Associates, Inc. Mr. Visconti was a director of the Company until September 22, 1998.

     (d) During the last five years, the undersigned has not been convicted in a criminal proceeding.

     (e) During the last five years, the undersigned has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The undersigned is a citizen of the United States.

         The undersigned was (i) the direct beneficial owner of 227,750 shares of Common Stock, (ii) the direct beneficial owner of options to purchase 4,268 shares of Common Stock (exercisable within 60 days of the date hereof), and
(iii) the indirect beneficial owner for purposes of Rule 13d-3 of 300,000 shares of Common Stock; such indirect beneficial ownership was via the undersigned's controlling interest in Vask Enterprises, Inc. ("Vask"), a closely held corporation which holds 300,000 shares of Common Stock. On September 22, 1998, the undersigned (1) disposed of 227,750 shares of Common Stock in a privately negotiated transaction, (2) disposed of a portion of his interest in Vask and
(3) resigned as a director and President of Vask. By virtue of such transactions, the undersigned has reduced his beneficial ownership in the Company to approximately 6.92% of the Common Stock issued and outstanding of the Company, and such transactions are reported herein pursuant to Rule 13d-2(a) of the Act.

Item 3. Source and Amount of Funds or Other Consideration

         Not Applicable.

Item 4. Purpose of Transaction

         The purpose of this transaction was to decrease the percentage of the Common Stock beneficially owned by the undersigned.

         Except as otherwise set forth herein, the undersigned does not have any plans or proposals which would relate to or would result in any of the following:


         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered, closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.



                  It should be noted that Joseph Charles & Associates, Inc., a registered broker/dealer, may from time to time purchase and sell securities of the Company in the course of its ordinary business activity. Mr. Visconti disclaims ownership of any securities owned by Joseph Charles & Associates, Inc.

Item 5. Interest in Securities of the Issuer

         (a) The undersigned beneficially owns 118,268 shares of Common Stock, which constitute 6.92% of the 1,710,000 shares of Common Stock issued and outstanding as of June 30, 1998. The number of shares outstanding was obtained from the Company's most recent filing on Form 10-QSB, filed with the SEC on August 14, 1998. As of the date of this filing, Joseph Charles & Associates, Inc. owns a warrant to purchase 65,000 shares of Common Stock of the Company (exercisable within 60 days of the date hereof). Mr. Visconti disclaims ownership of any securities owned by Joseph Charles % Associates, Inc.

         (b) The undersigned has shared voting and dispositive power with respect to the 114,000 shares of Common Stock that he beneficially owns.

         (c) Other than the transaction described in Item 2, no transactions in the Company's common stock were effected by the undersigned during the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable.

Item 7.  Materials To Be Filed As Exhibits

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 1998



                                          /s/ Joseph C. Visconti
                                          ------------------------
                                              Joseph C. Visconti